Filed pursuant to Rule 424(b)(3)
                                             Registration Statement No. 33-83740
                                             Registration Statement No. 33-98374

          PROSPECTUS SUPPLEMENT NO. 3 TO PROSPECTUS DATED JUNE 23, 1997

                        DIAMOND CABLE COMMUNICATIONS PLC
                13 1/4% SENIOR DISCOUNT NOTES DUE SEPTEMBER 30, 2004 11 3/4% SENIOR DISCOUNT NOTES DUE DECEMBER 15, 2005
                            ------------------------

         Interest will not accrue on the 13 1/4% Senior Discount Notes due September 30, 2004 (the "1994 Senior Notes") prior to September 30, 1999. Interest on the 1994 Senior Notes will be payable on March 31 and September 30 of each year, commencing March 31, 2000, at a rate of 13 1/4% per annum. See "Description of 1994 Senior Notes". The 1994 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time on or after September 30, 1999, at the redemption prices set forth herein plus accrued interest to the date of redemption. The 1994 Senior Notes are also redeemable in whole, but not in part, at the option of the Company at any time at 100% of the principal amount plus accrued interest to the date of redemption (or, prior to September 30, 1999, at 100% of Accreted Value) in the event of certain tax law changes requiring the payment of additional amounts as described herein. The Company is required to offer to repurchase all outstanding 1994 Senior Notes at 101% of principal amount plus accrued interest to the date of repurchase (or, prior to September 30, 1999, at 101% of Accreted Value on the date of repurchase) after the occurrence of a Change of Control. In addition, upon the occurrence of an Asset Disposition, the Company may be obligated to make an Offer to Purchase all or a portion of the outstanding 1994 Senior Notes at 100% of the principal amount plus accrued interest to the date of repurchase (or, prior to December 15, 2000, at 100% of Accreted Value on the date of repurchase). See "Description of the 1994 Senior Notes -- Redemption". There can be no assurance that the Company will have the financial resources necessary or otherwise be able to repurchase the 1994 Senior Notes under such circumstances.

         Interest will not accrue on the 11 3/4% Senior Discount Notes due December 15, 2005 (the "1995 Senior Notes") prior to December 15, 2000. Interest on the 1995 Senior Notes will be payable on June 15 and December 15 of each year, commencing June 15, 2001 at a rate of 11 3/4% per annum. See "Description of the 1995 Senior Notes". The 1995 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time on or after December 15, 2000, at the redemption prices set forth herein plus accrued interest to the date of redemption. The 1995 Senior Notes are also redeemable in whole, but not in part, at the option of the Company at any time at 100% of the principal amount plus accrued interest to the date of redemption (or, prior to December 15, 2000, at 100% of Accreted Value) in the event of certain tax law changes requiring the payment of additional amounts as described herein. Upon the occurrence of a Change of Control the Company is required to offer to repurchase all outstanding 1995 Senior Notes at 101% of principal amount plus accrued interest to the date of repurchase (or, prior to December 15, 2000, at 101% of Accreted Value on the date of repurchase) after the occurrence of a Change of Control. In addition, upon the occurrence of an Asset Disposition, the Company may be obligated to make an Offer to Purchase all or a portion of the outstanding 1995 Senior Notes at 100% of the principal amount plus accrued interest to the date of repurchase (or, prior to December 15, 2000, at 100% of Accreted Value on the date of repurchase). See "Description of the 1995 Senior Notes -- Redemption". There can be no assurance that the Company will have the financial resources necessary or otherwise be able to repurchase the 1995 Senior Notes under such circumstances.

         The Senior Notes constitute unsecured senior indebtedness of the Company. Certain of the Company's subsidiaries are parties to an amended senior bank lending facility (the "Senior Bank Facility"), which provided for a borrowing facility of up to (pound)175 million. The Company is planning to issue, through a subsidiary, approximately (pound)160 million in senior debt that will replace, in large part, the anticipated borrowing under the Senior Bank Facility, and, in the event the proposed borrowing is completed, the Group will terminate the Senior Bank Facility. For a description of certain factors that may affect the foregoing "forward-looking" statements, see "Risk Factors -- Requirement for Additional Funds; Senior Bank Facility" in the accompanying Prospectus. The Company is a holding company which conducts substantially all of its business through subsidiaries, all of which are wholly-owned. The Senior Notes effectively rank junior to any indebtedness of the Company's subsidiaries to the extent of the assets of such subsidiaries and to any secured indebtedness of the Company to the extent of the assets securing such indebtedness. At September 30, 1997, the Group had approximately (pound)540 million of indebtedness outstanding, including approximately (pound)137 million and (pound)229 million in accreted value of the 1994 Notes and the 1995 Notes, respectively, and approximately (pound)165 million in accreted value of the Senior Notes. The Company has not issued, and does not have any current plans to issue, any significant indebtedness that will be subordinated to the Senior Notes. The Senior Notes rank pari passu with the 1994 Notes and the 1995 Notes. On February 27, 1997, the Company issued $420,500,000 in principal amount at maturity of its 10 3/4% Senior Discount Notes due February 15, 2007 (the "1997 Notes") at an issue price of $594.48 per $1,000 principal amount at maturity. Cash interest is not payable on the 1997 Notes prior to August 15, 2002. Thereafter, cash interest on the 1997 Notes is payable at a rate of 10 3/4% per annum. At September 30, 1997, the Company had approximately (pound)540 million of indebtedness outstanding, including approximately (pound)137 million and (pound)229 million in accreted value of 1994 Senior Notes and the 1995 Senior Notes, respectively, and approximately (pound)165 million in accreted value of the 1997 Notes. The Company has not issued, and does not have any current plans to issue, any significant indebtedness that will be subordinated to the Senior Notes. The Company is a holding company which conducts substantially all of its business through subsidiaries, all of which are wholly-owned. The Senior Notes effectively rank junior to any indebtedness of the Company's subsidiaries to the extent of the assets of such subsidiaries and to any secured indebtedness of the Company to the extent of the assets securing such indebtedness. The 1997 Notes rank pari passu with the 1994 and the 1995 Senior Notes.
                            ________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

         This Prospectus Supplement, together with the Prospectus dated June 23, 1997, is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Senior Notes related to market-making transactions at negotiated prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such transactions. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution" in the Prospectus.

                              GOLDMAN, SACHS & CO.
                            ------------------------
          The date of this Prospectus Supplement is January 13, 1998.

                                     GENERAL

         This Prospectus Supplement should be read in conjunction with the Prospectus dated June 23, 1997 (the "Prospectus"). The Prospectus has been used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the Senior Notes. This Prospectus Supplement, together with the Prospectus, is to be used by Goldman, Sachs & Co. in connection with such transactions and unsolicited purchases and sales.

         Capitalized terms used in this Prospectus Supplement and not otherwise defined have the same meanings as in the Prospectus.


                               RECENT DEVELOPMENTS

         Diamond Cable Communications Plc, which owns and operates a telecommunications and cable television business focused on the East Midlands area of England, today announced preliminary operating results for the year ended December 31, 1997. During 1997, while the Company continued to focus on designing and building its cable network, it also took steps to improve its marketing and sales organization and achieved positive earnings before interest, taxes, depreciation and amortization, foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments ("EBITDA") for the year. Homes passed by civils construction and homes activated increased by approximately 5% and 11%, respectively, in the fourth quarter, to 533,800 and 502,500, respectively, at December 31, 1997. Homes marketed increased by approximately 50,000 (14%) in the fourth quarter, to approximately 405,800.

         The Company also reported increases in all categories of customers in the period. Cable television subscribers increased to approximately 83,750 at December 31, 1997 from 71,435 at September 30, 1997. Residential telephone lines connected also increased to approximately 156,200 at year end 1997 from 136,925 at September 30, 1997, and business lines connected increased to approximately 27,120 at December 31, 1997 from 25,405 at September 30, 1997. At December 31, 1997, penetration of homes marketed for basic cable television subscribers and residential telephone lines were 20.6% and 38.5%, respectively.

         When the Company completes its financial reporting for the year just ended, it expects to report EBITDA of approximately (pound)4 million for the fourth quarter of 1997 and over (pound)11 million for the full year.

         Certain of the Company's subsidiaries are parties to an amended senior bank lending facility (the "Senior Bank Facility"), which provided for a borrowing facility of up to (pound)175 million. The Company is planning to issue, through a subsidiary, approximately (pound)160 million in senior debt that will replace, in large part, the anticipated borrowing under the Senior Bank Facility, and, in the event the proposed issue is completed, the Group will terminate the Senior Bank Facility.

         In connection with the acceleration of the receipt of funds from the proposed issue, the Group has reviewed its capital expenditure estimates. The Group currently estimates that the additional capital expenditures from September 30, 1997 required for the Group to complete construction sufficient to satisfy its aggregate milestone obligations of approximately 1.02 million premises will be approximately (pound)470 million (including estimated subscriber connection expenses), although further capital expenditures would be required to complete the network. These expenditures could vary significantly depending on a number of factors, including the number of customers actually connected to the network and the availability of construction resources.

         At December 31, 1997, the Group had constructed and activated a network comprising approximately 52% of its aggregate milestones. The Group estimates that the net proceeds from the proposed debt issue (if completed), existing cash resources and future cash flows from operations will be sufficient to complete the construction and activation of its network to almost 80% of its aggregate final milestones, which level the Group estimates it will achieve during the fourth quarter of 1999. Thereafter, the Group will be required to obtain further debt and/or equity financing to complete construction sufficient to satisfy its aggregate milestones.

         For a description of certain factors that may affect the foregoing "forward-looking" statements, see "Risk Factors -- Requirement for Additional Funds; Senior Bank Facility" in the accompanying Prospectus.

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